Exhibit 99.1

FERROGLOBE PLC

(a public limited company having its registered office at c/o Legalinx Ltd, One Fetter Lane, EC4A 1BR London, United Kingdom and incorporated in England and Wales with company number 9425113)

3	June 2016

Dear Shareholder:

2016 Annual General Meeting of Shareholders of Ferroglobe PLC (“Ferroglobe” or the “Company”)

You are invited to attend Ferroglobe’s annual general meeting of its shareholders (the “Annual General Meeting”), to be held at 9:00 a.m. (British Summer Time) on Wednesday, 29 June 2016 at 10 Hill Street, London, W1J 5MG, United Kingdom. The accompanying notice of Annual General Meeting describes the meeting, the resolutions you will be asked to consider and vote upon and related matters.

Your vote is important, regardless of the number of shares that you own. Whether or not you intend to attend the Annual General Meeting, please vote as soon as possible to make sure that your shares are represented. You may vote via the internet, by phone or by mail by signing, dating and returning your proxy card in the envelope provided.

Recommendation

The Company’s board of directors (the “Board”) considers that resolutions 1 to 18 to be put to the Annual General Meeting are in the best interests of the Company and its shareholders as a whole and are most likely to promote the success of the Company. The Board unanimously recommends that you vote “for” each of the proposed resolutions, as the members of the Board intend to do in respect of their beneficial holdings, currently amounting to 5.1 per cent. of the issued share capital of the Company. Given the interests of the Board in resolution 19, the Board makes no recommendation in relation to, and shall abstain from voting their beneficial holdings on, resolution 19.

Yours sincerely,

Alan Kestenbaum, Executive Chairman

FERROGLOBE PLC

(a public limited company having its registered office at c/o Legalinx Ltd, One Fetter Lane, EC4A 1BR London, United Kingdom and incorporated in England and Wales with company number 9425113)

NOTICE OF 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To the holders of ordinary shares of Ferroglobe PLC (“Ferroglobe” or the “Company”):

Notice is hereby given that Ferroglobe’s Annual General Meeting of shareholders will be held on Wednesday, 29 June 2016 at 9:00 a.m. (British Summer Time) at 10 Hill Street, London, W1J 5MG, United Kingdom (“U.K.”).

The business of the Annual General Meeting will be to consider and, if thought fit, pass the following resolutions. For notice, voting and all other purposes in connection with the Annual General Meeting, unless otherwise stated, the ordinary shares and the A ordinary shares of the Company will be treated as a single class of shares in accordance with the Company’s articles of association (the “Articles”) and shall hereinafter be referred to collectively as the “Ordinary Shares”.

All resolutions will be proposed as ordinary resolutions, except for resolutions 17 and 18 which will be proposed as special resolutions. Explanations of the resolutions are given on pages 5 to 14 of this Annual General Meeting notice and additional information for those entitled to attend the Annual General Meeting can be found on pages 15 to 20.

Certain of the resolutions that shareholders of the Company (“Shareholders”) will be asked to consider may not be familiar to them because, unlike many companies with shares traded on the NASDAQ Global Market (“NASDAQ”), the Company is incorporated under the laws of England and Wales and is therefore subject to the U.K. Companies Act 2006 (the “Companies Act”). The Companies Act obligates the Company to propose certain matters to Shareholders for approval that would generally not be subject to periodic approval by shareholders of companies incorporated in the United States, but would be considered routine items for approval by shareholders of companies incorporated in England and Wales.

U.K. annual report and accounts 2015

1.	THAT the directors’ and auditor’s reports and the accounts of the Company for the period from 23 December 2015 to 31 December 2015 (the “U.K. Annual Report”) be received.

Directors’ 2015 remuneration report (the “Directors’ Remuneration Report”)

2.	THAT the Directors’ Remuneration Report (excluding the directors’ remuneration policy (the “Directors’ Remuneration Policy”)) for the period from 23 December 2015 to 31 December 2015 be approved.

Directors’ Remuneration Policy

3.	THAT the Directors’ Remuneration Policy as set out on pages 12 to 23 of the U.K. Annual Report be approved.

New incentive plan

4.	THAT the new incentive plan (the “Incentive Plan”), a summary of which is set out on pages 5 to 9 of this Annual General Meeting notice, be approved.

Director re-elections

5.	THAT Alan Kestenbaum be re-elected as a director.

6.	THAT Javier López Madrid be re-elected as a director.

7.	THAT Donald J. Barger, Jr. be re-elected as a director.

8.	THAT Bruce L. Crockett be re-elected as a director.

9.	THAT Stuart E. Eizenstat be re-elected as a director.

10.	THAT Tomás García Madrid be re-elected as a director.

11.	THAT Greger Hamilton be re-elected as a director.

12.	THAT Javier Monzón be re-elected as a director.

13.	THAT Juan Villar-Mir de Fuentes be re-elected as a director.

Appointment of Auditor

14.	THAT Deloitte LLP be appointed as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the next general meeting at which accounts are laid before the Company.

Remuneration of auditor

15.	THAT the Board be authorised to determine the auditor’s remuneration.

Authority to allot shares

16.	THAT the Board be generally and unconditionally authorised, in accordance with section 551 of the Companies Act, to exercise all powers of the Company to allot shares or grant rights to subscribe for or convert any security into shares of the Company in accordance with and subject to the Articles, such authority to expire on the fifth anniversary of the Annual General Meeting.

Disapplication of pre-emption rights

17.	THAT the Board, pursuant to section 570 of the Companies Act, be given the power to allot equity securities for cash, free of the restriction in section 561 of the Companies Act but in accordance with and subject to the Articles, such power to expire on the fifth anniversary of the Annual General Meeting.

Reduced notice of a general meeting other than an annual general meeting

18.	THAT a general meeting of the Company, other than an annual general meeting, may be called on not less than 14 clear days’ notice.

Dividend rectification

19.	THAT, upon the sooner to occur of: (i) the capital reduction approved by special resolution of the Company on 23 December 2015 (the “Capital Reduction”) becoming effective and (ii) the Company otherwise accumulating sufficient distributable profits, in respect of the quarterly dividend paid by the Company on 14 March 2016 (the “March Dividend”) to Shareholders on the record date of 26 February 2016 (the “Record Date”): (a) the appropriation of distributable profits of the Company arising from the Capital Reduction or otherwise to such March Dividend be approved and (b) any and all claims which the Company has or may have arising out of or in connection with (x) the payment of the March Dividend against Shareholders who appeared on the register of shareholders on the Record Date (or their respective personal representatives and successors in title (as appropriate)) or (y) the approval, declaration or payment of the March Dividend against each of the directors, be waived and released, and deeds of release in favour of such Shareholders (or personal representatives or successors in title) and directors be entered into by the Company in the forms set out in Appendix A and Appendix B.

By order of the Board,

Stephen Lebowitz

Company Secretary

3	June 2016

Explanatory notes to the resolutions

Resolution 1 (U.K. Annual Report and Accounts 2015)

The Board is required to present the U.K. Annual Report at the Annual General Meeting. The U.K. statutory accounts of the Company have been prepared on a non-consolidated basis for the period from 23 December 2015 to 31 December 2015.

Resolution 1 is an advisory vote and in accordance with its obligations under English law, the Company will provide Shareholders at the Annual General Meeting with the opportunity to receive the U.K. Annual Report and ask any relevant and appropriate questions of the representative of Deloitte LLP in attendance at the Annual General Meeting.

Resolution 2 (Directors’ Remuneration Report)

Resolution 2 is an advisory vote to approve the Directors’ Remuneration Report (excluding the Directors’ Remuneration Policy) as required by sections 439 and 440 of the Companies Act and the Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013. The Directors’ Remuneration Report is set out on pages 10 to 34 of the U.K. Annual Report.

Resolution 3 (Directors’ Remuneration Policy)

The Directors’ Remuneration Policy is set out on pages 12 to 23 of the Directors’ Remuneration Report, as set out in the U.K. Annual Report. It sets out the Company’s forward-looking policy on directors’ remuneration (including information on payments to directors for loss of office) and is subject to a binding Shareholders’ vote by ordinary resolution at least once every three years. On approval of the Directors’ Remuneration Policy (and once it commences), all payments by the Company to its directors and former directors (in their capacity as directors) will be made in accordance with the Directors’ Remuneration Policy, unless a payment has been separately approved by a Shareholder resolution.

In accordance with the Companies Act, the Directors’ Remuneration Policy has been approved by and signed on behalf of the Board and will be delivered to the Registrar of Companies in the U.K. following the Annual General Meeting.

Resolution 4 (Incentive plan)

Resolution 4 relates to the approval of the Incentive Plan. Set forth below is a summary of the principal terms of the Incentive Plan. In the summary below only, references to “Ordinary Shares” are to the ordinary shares (currently of $7.50 each) in the Company and for the avoidance of doubt do not include the class A ordinary shares (currently of $7.50 each) in the Company.

Operation

The compensation committee of the Board (the “Compensation Committee”) will supervise the operation of the Incentive Plan.

Grant of awards under the Incentive Plan

The Compensation Committee may grant the following types of awards to acquire Ordinary Shares under the Incentive Plan: (i) performance share awards, (ii) deferred share awards, (iii) deferred share bonus awards and (iv) market value option awards.

Performance share awards, deferred share awards and deferred share bonus awards may be structured either as conditional share awards or as nil (or nominal) cost options.

No payment is required for the grant of an award. Awards are not transferable, except on death.

Awards are not pensionable.

Eligibility

Any employee (including an executive director) of the Company and its subsidiaries (the “Group”) will be eligible to participate in the Incentive Plan at the discretion of the Compensation Committee.

Timing of grants

The Compensation Committee may grant awards within six weeks following the Company’s announcement of the Group’s results for any period. The Compensation Committee may also grant awards within six weeks of Shareholder approval of the Incentive Plan and at any other time when it considers there to be exceptional circumstances which justify the granting of awards.

The first awards proposed under the Incentive Plan are performance share awards planned for grant to the Company’s executive directors and selected senior employees shortly following the Annual General Meeting.

Individual limits

An employee may not receive awards in aggregate in any financial year over Ordinary Shares having a market value in excess of ten times their annual basic salary in that financial year.

Market value for the purposes of the above limits shall be based on the market value of Ordinary Shares on the dealing day immediately preceding the grant of an award (or by reference to a short averaging period).

Performance conditions

Vesting of deferred share bonus awards is not subject to any performance conditions. The Compensation Committee may determine whether or not other awards are subject to performance conditions, provided that at least two-thirds (or such other proportion as may be set under the Company’s executive directors’ remuneration policy from time to time) of the total awards granted to an executive director in any financial year shall be subject to performance conditions.

The performance conditions proposed for the initial performance-based awards under the Incentive Plan referred to above shall comprise measures of relative performance and objective strategic targets.

Further details of such performance conditions are set out in the Directors’ Remuneration Report within the U.K. Annual Report.

The Compensation Committee may, acting fairly and reasonably and after consulting plan participants, vary the performance conditions applying to existing awards (in a way that the alterations are intended to create an equivalent outcome for plan participants) if an unexpected event (corporate or outside event) has occurred which causes the Compensation Committee to consider that it would be appropriate to amend the performance conditions, provided the Compensation Committee considers the varied conditions are fair and reasonable and not materially more or less challenging than the original conditions would have been but for the event in question.

Vesting of awards

Awards shall be set with a normal vesting date of the third anniversary of the grant of the award unless the Compensation Committee determines otherwise for the award and in the case of awards to executive directors of the Company subject to the approved Directors’ Remuneration Policy.

Where awards are granted in the form of options, once vested, such options will then be exercisable up until the tenth anniversary of grant (or such shorter period specified by the Compensation Committee at the time of grant) unless they lapse earlier.

Shorter exercise periods shall apply in the case of “good leavers”, in the case of termination by the Company without cause or resignation for good reason and/or vesting of awards in connection with corporate events.

Leaving employment

As a general rule, an award (other than deferred share bonus awards) will lapse upon a participant ceasing to hold employment or ceasing to be a director within the Group if such participant resigns voluntarily or if terminated for cause.

However, if the participant ceases to be an employee or a director within the Group because of his death, injury, disability, his employing company or the business for which they work being sold out of the Group, resignation for good reason, termination without cause or in other circumstances at the discretion of the Compensation Committee, then their award will ordinarily vest on the date when it would have vested if he/she had not so ceased.

The extent to which an award will vest in these situations will depend upon the extent to which the performance conditions (if any) have been satisfied over the full performance period. If the participant’s award is vesting at the discretion of the Compensation Committee then the Compensation Committee may pro-rate the award if it regards it as appropriate to do so.

The Compensation Committee can decide that an award will vest on cessation, subject to the performance conditions measured at that time.

Deferred share bonus awards will vest in full upon termination of employment, other than in case of voluntary resignation by the participant without good reason where the Compensation Committee may in its discretion determine that an award should vest in whole or in part or termination by the Company for cause.

Corporate events

In the event of a takeover or winding-up of the Company (not being an internal corporate reorganisation), all awards will vest early to the extent that the performance conditions (if any) are determined as satisfied at that time on such basis as the Compensation Committee considers appropriate (which may include regard to forecasted performance).

In the event of an internal corporate reorganisation, awards will be replaced by equivalent new awards over shares in another company unless the Compensation Committee decides that awards should vest on the basis which would apply in the case of a takeover.

If a demerger, special dividend or other similar event is proposed which, in the opinion of the Compensation Committee, would affect the market price of Ordinary Shares to a material extent, then the Compensation Committee may decide that awards will vest on the basis which would apply in the case of a takeover as described above.

Dividend equivalents

The Compensation Committee may decide that participants will receive a payment (in cash and/or shares) on or shortly following the vesting (or exercise, as relevant) of their awards, of an amount equivalent to the dividends payable on vested shares between the date of grant and the vesting of an award. This amount may assume the reinvestment of dividends.

Recovery and withholding

In the case of performance share awards, deferred share bonus awards and market value option awards, the Compensation Committee may decide that the Incentive Plan’s recovery and withholding provisions shall apply if, within three years of the vesting of any such award, it is discovered that the award vested to a greater extent than was warranted as a result of a material misstatement in the Group’s financial results or an error in assessing any applicable performance condition and/or pre-vesting gross misconduct is discovered, which shall be defined the same as cause.

In the case of deferred bonus awards, the Compensation Committee may decide that the Incentive Plan’s recovery and withholding provisions shall apply if, within three years of the grant of any such award, it is discovered that the award was granted to a greater extent than warranted as a result of a material misstatement in the Group’s financial results or an error in assessing any applicable bonus condition and/or pre-vesting gross misconduct is discovered, which shall be defined the same as cause.

The recovery and withholding may be satisfied by way of a reduction in the amount of any future bonus and/or future share awards.

Notwithstanding the foregoing, to the extent and in the manner required by applicable law (including without limitation Section 304 of the Sarbanes-Oxley Act) and/or the rules and regulations of NASDAQ or other securities exchange or inter-dealer quotation system on which any Ordinary Shares are listed or quoted (collectively, the “Rules”), awards shall be subject (including on a retroactive basis for a maximum of up to eighteen months) to, in order of action: first, forfeiture or similar requirements set forth in such Rules, and if not possible because such amounts are insufficient, clawback (and such requirements shall be deemed incorporated by reference into the Incentive Plan).

Cash settlement

The Compensation Committee may decide to satisfy awards in cash.

Life of Incentive Plan

An award may not be granted more than ten years after the date on which the Incentive Plan was adopted.

Participants’ rights

Awards will not confer any shareholder rights until the awards have vested or the options have been exercised, as relevant, and the participants have received their Ordinary Shares.

Rights attaching to Ordinary Shares

Any Ordinary Shares allotted in relation to the Incentive Plan will rank equally with Ordinary Shares then in issue (except for rights arising by reference to a record date prior to their allotment).

Adjustment to awards

In the event of any variation of the Company’s share capital or in the event of a demerger, payment of a special dividend or similar event which materially affects the market price of the Ordinary Shares, the Compensation Committee or Board, as relevant, shall make such adjustment to the number of Ordinary Shares subject to an award and/or the exercise price payable (if any) and/or to the limit on the number of Ordinary Shares that may be used in connection with the Incentive Plan.

Type of shares available for use under the Incentive Plan

The Incentive Plan may operate over newly issued Ordinary Shares, Ordinary Shares held in treasury or Ordinary Shares purchased in the market.

An employee benefit trust may be used in connection with the Incentive Plan to source Ordinary Shares (for example, being used to facilitate market purchases of Ordinary Shares and/or the subscription of new issue Ordinary Shares).

Limit on new shares and treasury shares

In any ten calendar year period, the Company may not issue (or grant rights to issue) more than:

(i)	ten per cent. of the issued ordinary share capital of the Company under the Incentive Plan and any other employee share plan adopted by the Company; and

(ii)	five per cent. of the issued ordinary share capital of the Company under the Incentive Plan and any other executive share incentive plan adopted by the Company.

Ordinary Shares held in treasury will count as new issue Ordinary Shares for the purposes of these limits unless U.K. best practice corporate governance guidelines cease to require treasury Ordinary Shares held in treasury to be counted for such purposes.

Alterations

The Compensation Committee may, at any time, amend the Incentive Plan in any respect, provided that the prior approval of Shareholders is obtained for any amendments that are to the advantage of participants in respect of the rules governing eligibility, limits on participation, the overall limits on the issue of Ordinary Shares or the transfer of treasury Ordinary Shares, the basis for determining a participant’s entitlement to, and the terms of, the Ordinary Shares or cash to be acquired and the adjustment of awards.

The requirement to obtain the prior approval of Shareholders will not, however, apply to any minor alteration made to benefit the administration of the Incentive Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the Group. Shareholder approval will also not be required for any amendments to any performance condition applying to an award varied on its terms.

Overseas plans

The Incentive Plan allows the Compensation Committee or Board to establish further plans for overseas territories, any such plan to be similar to the Incentive Plan (or any of its elements), but modified to take account of local tax, exchange control or securities laws, provided that any Ordinary Shares made available under such further plans are treated as counting against the limits on individual and overall participation in the Incentive Plan.

Resolutions 5 to 13 (directors seeking re-election)

Resolutions 5 to 13 relate to the reappointments of the directors. Set forth below is a short biography of each of the Company’s directors.

Alan Kestenbaum has served as a director, Executive Chairman and Principal Executive Officer since 23 December 2015. He has served as Executive Chairman and director of Globe since its inception in December 2004, and served as Chief Executive Officer from its inception through May 2008 and from 31 August 2015 until the closing of the business combination of Globe and FerroAtlántica pursuant to which each entity became wholly owned subsidiaries of the Company on 23 December 2015 (“Business Combination”). From June 2004,

Mr. Kestenbaum served as Chairman of Globe Metallurgical, Inc., until its acquisition by Globe in November 2006. He has over 30 years of experience in metals including finance, distribution, trading and manufacturing. Mr. Kestenbaum is a founder and was the Chief Executive Officer of Marco International Corp. and its affiliates, a finance trading group specialising in metals, minerals and other raw materials, founded in 1985. Mr. Kestenbaum began his career in metals with Glencore, Inc. and Philipp Brothers in New York City. He received his B.A. degree in Economics cum laude from Yeshiva University, New York.

Javier López Madrid has served as a director since the Company’s inception in February 2015 and has served as Executive Vice-Chairman since 23 December 2015. He is Managing Director of Grupo Villar Mir, S.A.U. (“Grupo VM”). He is founder and non-executive chairman of the venture group Siacapital and Tressis. In addition to his professional activities, he is also a member of the World Economic Forum, Group of Fifty. Mr. López Madrid holds a Master in law and business from ICADE University. As noted in Part I, Item 8 Financial Information of the Company’s 2015 Form 20-F, Mr. López Madrid is subject to ongoing legal proceedings in Spain. Mr. López Madrid denies all allegations made against him and intends to defend himself vigorously in the ongoing proceedings.

Donald G. Barger, Jr. has served as a director since 23 December 2015. He is a member of the Company’s Compensation Committee and serves as the chairman of the Nominating and Corporate Governance Committee. He served as a member of the Globe board of directors since December 2008 until the closing of the Business Combination and was Chairman of Globe’s Audit Committee and Chairman of Globe’s Compensation Committee. Mr. Barger had a successful 36 year business career in manufacturing and services companies. He retired in February 2008 from YRC Worldwide Inc. (formerly Yellow Roadway Corporation), one of the world’s largest transportation service providers. Mr. Barger served as Executive Vice President and Chief Financial Officer of YRC Worldwide Inc. from December 2000 to August 2007 and from August 2007 until his retirement as advisor to the CEO. From March 1998 to December 2000, Mr. Barger was Vice President and Chief Financial Officer of Hillenbrand Industries, a provider of services and products for the health care and funeral services industries. From 1993 to 1998, Mr. Barger was Vice President of Finance and Chief Financial Officer of Worthington Industries, Inc., a diversified steel processor. Mr. Barger served on the Board of Directors of Gardner Denver, Inc. and was a member of the Audit Committee for his entire nineteen year tenure until the company’s sale in July 2013. He served as Chair of the committee seventeen of those years. He also served on the Board of Directors of Quanex Building Products Corporation for sixteen years, retiring in February 2012. Additionally, he served on the Audit Committee for fourteen years and was its Chair for most of that time. He also serves on the Board of Directors of Precision Aerospace Components, Inc. On all the public company boards on which Mr. Barger served, he was considered a “financial expert” for SEC purposes. Mr. Barger received a B.S. degree from the U.S. Naval Academy and an M.B.A. degree from the University of Pennsylvania.

Bruce L. Crockett has served as a director since 23 December 2015. He is a member of the Company’s Audit Committee and the BCA Special Committee. He served as a member of Globe’s board of directors since April 2014 until the closing of the Business Combination and was a member of Globe’s Audit Committee. Mr. Crockett is Chairman of the Invesco Mutual Funds Group Board of Directors, and is also a member of the audit, investment and governance committees. He serves as a member of the Investment Company Institute’s Board of Governors and as a director and audit committee chair of ALPS Property & Casualty Insurance Company. Mr. Crockett is the chairman of Crockett Technologies Associates and a private investor. Mr. Crockett served as President and Chief Executive Officer of COMSAT Corporation from February 1992 until July 1996 and as President and Chief Operating Officer of COMSAT from April 1991 to February 1992. As an employee of COMSAT since 1980, Mr. Crockett held various other operational and financial positions including Vice President and Chief Financial Officer. Mr. Crockett served as a director of Ace Limited from 1995 until 2012 and as a director of Captaris, Inc. from 2001 until its acquisition in 2008, and as Chairman from 2003 to 2008. Mr. Crockett is also a life trustee of the University of Rochester. Mr. Crockett received an A.B. degree from the University of Rochester, a B.S. degree from the University of Maryland, and an M.B.A. degree from Columbia University and holds an honorary Doctor of Law degree from the University of Maryland.

Stuart E. Eizenstat has served as a director since 23 December 2015. He is a member of the Company’s Nominating and Corporate Governance Committee and BCA Special Committee. He served as a director of Globe since February 2008 until the closing of the Business Combination and was the Chairman of Globe’s Nominating Committee. Mr. Eizenstat is Senior Counsel of Covington & Burling LLP in Washington, D.C. and heads the law firm’s international practice. He served as Deputy Secretary of the United States Department of the Treasury from July 1999 to January 2001. He was Under Secretary of State for Economic, Business and Agricultural Affairs from 1997 to 1999. Mr. Eizenstat served as Under Secretary of Commerce for International Trade from 1996 to 1997 and was the U.S. Ambassador to the European Union from 1993 to 1996. During the Clinton Administration he also served as Special Representative of the President and Secretary of State on Holocaust Issues. From 1977 to 1981 he was Chief Domestic Policy Advisor in the White House to President Carter. He is a trustee of BlackRock Funds and served as a member of the Board of Directors of Alcatel-Lucent until 2016. He served as a member of the Board of Directors of United Parcel Service from 2005 to 2015. He serves on the Advisory Board of GML Ltd. and Office of Cherifien de Phosphates. He has received eight honorary doctorate degrees and awards from the United States, French, German, Austrian, Belgian and Israeli governments. He is the author of “Imperfect Justice: Looted Assets, Slave Labor, and the Unfinished Business of World War II” and “The Future of the Jews: How Global Forces are Impacting the Jewish People, Israel, and its Relationship with the United States.” He currently serves as a Special Adviser to Secretary of State Kerry on Holocaust-Era Issues. Mr. Eizenstat holds a B.A. in Political Science from the University of North Carolina at Chapel Hill and a J.D. from Harvard Law School.

Tomás García Madrid has served as a director since 23 December 2015. He is a member of the Company’s Nominating and Corporate Governance Committee. Mr. García Madrid is the Managing Director of Grupo VM. He has served on the board of directors of Obrascón Huarte Lain, S.A. since 1996. He also has served on the board of Obrascon Huarte Lain Mexico since 2010 and Abertis Infraestructuras, S.A. since 2012. Mr. García Madrid holds a Master’s Degree in Civil Engineering from the Universidad Politécnica de Madrid and a Masters in Business Administration from Universidad IESE.

Greger Hamilton has served as a director since 23 December 2015. He is a member of the Company’s Compensation Committee and BCA Special Committee and serves as chairman of the Audit Committee. Mr. Hamilton is Managing Partner of Ovington Financial Partners, LTD, a role he has held since 2009. From 2009-2014 he also served as a Partner at European Resolution Capital Partners, where he assisted in the restructuring of international banks in 16 countries. Prior to that, he was a Managing Director at Goldman Sachs International, where he worked from 1997-2008. He began his career at McKinsey and Company, where he worked from 1990-1997. Mr. Hamilton holds a B.A. in Business Economics and International Commerce from Brown University.

Javier Monzón has served as a director since 23 December 2015. He is a member of the Company’s Audit Committee and serves as chairman of the Compensation Committee. He has been a board member of ACS Servicios y Concesiones, S.A., a subsidiary of the Spanish ACS (Actividades de Construcción y Servicios, S.A.) since 2004 and was a board member of the Spanish ACS from 2004 to 2016. He has been a member of the supervisory board of the French Lagardère SCA since 2008, as well as member of the advisory council of Chemo group and senior advisor to the group executive chairman at Banco Santander, both since June 2015. Prior to that, Mr. Monzón was Chairman and CEO of Indra Sistemas, S.A. from 1992 until 2015. He was a Partner at Arthur Andersen from 1989-1990. He also served as Chief Financial Officer of Telefonica, S.A. from 1984-1987, after which he acted as Executive Vice President until 1989. Mr. Monzón began his career at Caja Madrid, where he was a Corporate Banking Director. Mr. Monzón served as vice chairman of the American Chamber of Commerce in Spain from March 2010 until January 2015 and is member of the international advisory council of Brookings since 2014. He holds a Degree in Economics from Universidad Complutense de Madrid.

Juan Villar-Mir de Fuentes has served as a director since 23 December 2015. He has acted as the Vice Chairman of Grupo VM since 1999. He is also Vice Chairman and CEO of Inmobiliaria Espacio, S.A. Mr. Villar-Mir de Fuentes has served on the board of directors of Obrascón Huarte Lain, S.A. since 1996 and the board of directors of Abertis Infraestructuras, S.A. since 2012. He also serves as a director and on the audit committee of Inmobiliaria Colonial, S.A. He holds a Bachelor’s Degree in Business Administration and Economics and Business Management.

Resolution 14 (appointment of auditor)

At each general meeting at which accounts are laid before the Shareholders, the Company is required to appoint an auditor to serve until the conclusion of the next such meeting. Deloitte LLP has served as the Company’s U.K. statutory auditor since 3 February 2016.

If this resolution does not receive the affirmative vote of a majority of the Ordinary Shares entitled to vote and present in person or represented by proxy at the Annual General Meeting, the Board may appoint an auditor to fill the vacancy.

Resolution 15 (remuneration of auditor)

Under the Companies Act, the remuneration of the Company’s U.K. statutory auditor must be fixed in a general meeting or in such manner as may be determined in a general meeting. The Company is asking its Shareholders to authorise the Board to determine the remuneration of Deloitte LLP in its capacity as the Company’s U.K. statutory auditor under the Companies Act.

Resolution 16 (authority to allot shares)

This resolution is required periodically under the Companies Act and it is customary for public limited companies incorporated under the laws of England and Wales to seek approval for this resolution annually. The resolution is required as a matter of English law and is not otherwise required for other companies listed on NASDAQ or organised within the United States.

Under the Companies Act, directors are, with certain exceptions (such as in connection with employees’ share schemes), unable to allot, or issue, shares without being authorised either by the Shareholders in a general meeting or by the Articles. Article 5 of the Articles authorises the Board for a period of five years from the adoption of the Articles to generally and unconditionally allot shares and grant rights to subscribe for or to convert any security into shares in the Company up to an aggregate amount representing 50 per cent. of the number of shares in the capital of the Company as at the adoption of the Articles and after consummation of the Business Combination. Unlike most U.S. companies listed on NASDAQ that have perpetual authority under their charter or articles of incorporation, the Company’s authority only continues for five years and thereafter must be renewed, if not renewed sooner.

The Company proposes that the Shareholders authorise the Board at the Annual General Meeting to generally and unconditionally, subject to the provisions of the Articles and the Companies Act, in accordance with section 551 of the Companies Act, to exercise all the powers of the Company to allot shares in the Company or grant rights to subscribe for or to convert any security into shares in the Company up to an aggregate amount representing 50 per cent. of the number of shares in the capital of the Company, being 85,919,076 Ordinary Shares, provided that the Board shall be authorised to make an offer or agreement which would or might require shares to be allotted, or rights to subscribe for or convert any security into shares to be granted, after expiry of this authority and the Board may allot Ordinary Shares and grant rights in pursuance of that offer or agreement as if this authority had not expired.

Approval of this resolution does not affect any Shareholder approval requirements of NASDAQ for share issuances, such as in connection with certain acquisitions or in connection with raising additional capital. The Company will continue to be subject to NASDAQ shareholder approval requirements.

This authority will expire on the fifth anniversary of the Annual General Meeting, unless renewed or revoked sooner by Shareholders. There is no present intention of exercising this authority.

Resolution 17 (disapplication of pre-emption rights)

This special resolution is required periodically under the Companies Act and it is customary for public limited companies incorporated under the laws of England and Wales to seek approval for this resolution annually. This authorisation is required as a matter of English law and is not otherwise required for other companies listed on NASDAQ or organised within the United States.

In addition to the authorisation to allot securities as set forth in resolution 16, under the Companies Act, the issuance of equity securities that are to be paid for wholly in cash (except shares held under an employees’ share scheme) must be offered first to the existing equity Shareholders in proportion to their holdings, unless a special resolution (i.e. at least 75 per cent. of votes cast) to the contrary has been passed in a general meeting of Shareholders. Unlike most U.S. companies listed on NASDAQ which have no similar restrictions, the Board can only, pursuant to Article 5 of the Articles, exclude pre-emptive rights in respect of such issuances for five years and thereafter must be renewed, if not renewed sooner.

The Company proposes that, subject to the passing of the resolution included in resolution 16, the Board be generally empowered to allot equity securities (as defined in the Companies Act) pursuant to the authority conferred by resolution 16 for cash, free of the restriction in section 561 of the Companies Act. This special resolution would give the directors the ability to raise additional capital by selling Ordinary Shares for cash or conduct a rights issue without first offering them to existing Shareholders in proportion to their existing holdings. Absent this ability, the Company’s flexibility to use the share capital to pursue strategic transactions or finance growth would be severely limited.

The power would be limited to allotments representing 50 per cent. of the number of shares in the capital of the Company, being 85,919,076 Ordinary Shares.

In addition, pursuant to the shareholder agreement between the Company and Grupo VM, dated 23 December 2015, as amended on 10 February 2016 (the “Shareholder Agreement”), the Company has granted Grupo VM contractual pre-emptive rights with respect to certain issuances of the Company’s equity securities. Any allotment or issuance by the Company will need to be made subject to and in accordance with the terms of such Shareholder Agreement.

The power conferred by this special resolution shall apply in substitution for all existing powers under section 570 of the Companies Act and expire on the fifth anniversary of the Annual General Meeting, unless renewed or revoked by Shareholders, save that the Company may before such expiry make offers or agreements which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of any such offer or agreement notwithstanding that the power conferred by this special resolution has expired.

Resolution 18 (reduced notice of a general meeting other than an annual general meeting)

Under the Companies Act, as the Company is a public limited company, the default minimum notice period for convening a general meeting is 21 clear days, unless shareholders approve a shorter notice period, which cannot be less than 14 clear days. This special resolution would enable the Company to hold general meetings, other than an annual general meeting, on 14 clear days’ notice. It is envisaged that a similar resolution would be proposed each year at the Company’s annual general meeting. Under the Companies Act, a reference to a period of clear days’ notice means that, when calculating the specified notice period, the day of the meeting and the day that the notice is given, are excluded.

Resolution 19 (dividend rectification)

As you might recall, it was explained in our F-4 filing in 2015 that the Company would seek to reduce the par value of the Ordinary Shares from $7.50 to $0.01, following the consummation of the Business Combination and the net debt adjustment process, to create distributable reserves. This process, known in the U.K. as a “capital reduction” or “reduction of capital” was formally approved by a special shareholder resolution on 23 December 2015 as part of the merger approval process, and will require an application to court in the U.K. It is anticipated that the Capital Reduction will result in sufficient distributable reserves being available to continue the $0.08 per quarter dividend. The March Dividend was paid at a time prior to commencement of this process.

The Companies Act permits a public limited company to pay a dividend out of its distributable profits as shown in the last annual accounts or, if they show insufficient distributable profits, interim accounts showing sufficient distributable profits that have first been filed with Companies House. While the Company prepared and filed interim accounts showing reserves in excess of the amount of the March Dividend, it was discovered in the process of preparing the U.K. statutory accounts for the U.K. Annual Report that these reserves were non-distributable in nature. The Company therefore did not have sufficient distributable reserves to pay the March Dividend.

The Company has been independently advised that, as a result of the March Dividend not having been paid in accordance with the Companies Act, it may have claims against: (i) the Shareholders on the Record Date who received the March Dividend and (ii) the directors. The Company has no intention of exercising any such claims that may exist. This resolution asks Shareholders to approve the appropriation of the future distributable profits of the Company arising upon the sooner to occur of (i) the Capital Reduction becoming effective and (ii) the Company otherwise accumulating sufficient distributable profits, to the March Dividend and to release the current and former Shareholders and directors from any claim by the Company for repayment of the March Dividend. The purpose of the resolution is to put the Shareholders and former Shareholders and directors into the position in which they were always intended to be. Each of the directors has undertaken to abstain from voting on this resolution.

The Capital Reduction was approved by a special resolution on 23 December 2015. However, it is necessary to apply to the High Court of England and Wales (the “Court”) for an order to confirm the Capital Reduction (the Company is currently undertaking this process). Once the application is submitted, a Court hearing will take place. At the hearing, the Court may make an order to confirm the Capital Reduction under the Companies Act and, if an order is granted, the Capital Reduction will become effective upon registration of the Court’s order and a statement of capital with the Registrar of Companies. The process of seeking and obtaining a Court order (if any is granted) may take several months, but there is a possibility it could be completed prior to the Annual General Meeting. If no order is granted, it may take considerably longer for the Company to generate sufficient distributable profits to allow the Company to appropriate them in the manner contemplated by this resolution.

Notes:

1.	Some of the resolutions are items that are required to be approved by Shareholders periodically under the Companies Act and generally do not have an analogous requirement under United States laws and regulations. As such, while these resolutions may be familiar and routine to Shareholders accustomed to being shareholders of companies incorporated in England and Wales, other Shareholders may be less familiar with these routine resolutions and should review and consider each resolution carefully.

2.	In accordance with the Articles, all resolutions will be taken on a poll. Voting on a poll will mean that each Ordinary Share represented in person or by proxy will be counted in the vote. For notice, voting and all other purposes in connection with the Annual General Meeting, unless otherwise stated, the ordinary shares and the A ordinary shares of the Company are to be treated as a single class of shares.

3.	All of the resolutions, apart from resolutions 17 and 18, will be proposed as ordinary resolutions, which means that such resolutions must be passed by a simple majority of the total voting rights of Shareholders who vote on such resolutions, whether in person or by proxy. The results of the Shareholders’ vote on resolutions 1 and 2 regarding receipt of the U.K. Annual Report and approval of the Directors’ Remuneration Report (excluding the Directors Remuneration Policy) will not require the Board or any committee thereof to take (or refrain from taking) any action. The Board values the opinion of Shareholders as expressed through such resolutions and will carefully consider the outcome of the votes on resolutions 1 and 2. Resolutions 17 and 18 will be proposed as special resolutions, which means that such resolutions must be passed by at least 75% of the total voting rights of Shareholders who vote on such resolutions, whether in person or by proxy.

4.	“Shareholders of record” are those persons registered in the register of members of the Company in respect of Ordinary Shares. If, however, Ordinary Shares are held for you in a stock brokerage account or by a broker, bank or other nominee, you are considered the “beneficial owner” of those Ordinary Shares.

5.	Beneficial owners of Ordinary Shares as at 9:00 a.m. (BST time) on 10 May 2016 have the right to direct their broker or other agent on how to vote the Ordinary Shares in their account and are also invited to attend the Annual General Meeting. However, as beneficial owners are not Shareholders of record of the relevant Ordinary Shares, they may not vote their Ordinary Shares at the Annual General Meeting unless they request and obtain a legal proxy from their broker or agent.

6.	Any Shareholder of record attending the Annual General Meeting has the right to ask questions. The Company must cause to be answered any questions put by a Shareholder of record attending the meeting relating to the business being dealt with at the Annual General Meeting unless to do so would interfere unduly with the business of the meeting, be undesirable in the interests of the Company or the good order of the meeting, involve the disclosure of confidential information, or if the information has already been given on the Company’s website.

7.	In accordance with the provisions of the Companies Act, and in accordance with the Articles, a Shareholder of record who is entitled to attend and vote at the Annual General Meeting is entitled to appoint another person as his or her proxy to exercise all or any of his or her rights to attend and to speak and vote at the Annual General Meeting and to appoint more than one proxy in relation to the Annual General Meeting (provided that each proxy is appointed to exercise the rights attached to a different Ordinary Share(s)). Such proxy need not be a Shareholder of record, but must attend the Annual General Meeting and vote as the Shareholder of record instructs for such vote to be counted. Further details regarding the process to appoint a proxy, voting and the deadlines therefore, are set out in the “Voting Process and Revocation of Proxies” section below.

8.	The results of the polls taken on the resolutions at the Annual General Meeting and any other information required by the Companies Act will be made available on the Company’s website as soon as reasonably practicable following the Annual General Meeting and for a period of two years thereafter.

9.	A copy of this Annual General Meeting notice can be found at the Company’s website www.ferroglobe.com.

10.	Recipients of this notice and the accompanying materials may not use any electronic address provided in this notice or such materials to communicate with the Company for any purposes other than those expressly stated.

11.	To be admitted to the Annual General Meeting, please bring your Admission Ticket that you have received through the post. You will need to be able to provide your photo identification at the registration desk.

12.	On arrival at the Annual General Meeting venue, all those entitled to vote will be required to register and collect a poll card. In order to facilitate these arrangements, please arrive at the Annual General Meeting venue in good time. You will be given instructions on how to complete your poll card at the Annual General Meeting.

VOTING PROCESS AND REVOCATION OF PROXIES

If you are a Shareholder of record, there are three ways to vote by proxy:

•	By Internet – You can vote over the Internet at www.envisionreports.com/FGLO by following the instructions at such web address. You will need to enter your control number, which is a 15-digit number located in a box on your proxy card. We encourage you to vote by Internet even if you received this Annual General Meeting notice in the mail.

•	By Telephone – You may vote and submit your proxy by calling toll-free 1-800-652-8683 in the United States and providing your control number, which is a 15-digit number located in a box on your proxy card.

•	By Mail – If you received this Annual General Meeting notice by mail or if you requested paper copies of the Annual General Meeting notice, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.

Telephone and Internet voting facilities for Shareholders of record will be available 24 hours a day and will close at 9:01 a.m. (British Summer Time) on Monday 27 June 2016. Submitting your proxy by any of these methods will not affect your ability to attend the Annual General Meeting in-person and vote at the Annual General Meeting.

If your shares are held in “street name”, meaning you are a beneficial owner with your shares held through a bank or brokerage firm, you will receive instructions from your bank or brokerage firm, which is the holder of record of your shares. You must follow the instructions of the Shareholder of record in order for your shares to be voted. Telephone and Internet voting may also be offered to Shareholders owning shares through certain banks and brokers, according to their individual policies.

The Company has retained Computershare to receive and tabulate the proxies.

If you submit proxy voting instructions and direct how your shares will be voted, the individuals named as proxies will vote your shares in the manner you indicate.

A Shareholder who has given a proxy may revoke it at any time before it is exercised at the Annual General Meeting by:

•	attending the Annual General Meeting and voting in person;

•	voting again by the Internet or Telephone (only the last vote cast by each Shareholder of record will be counted), provided that the Shareholder does so before 9:00 a.m. (British Summer Time) on Monday 27 June 2016.

•	delivering a written notice, at the address given below, bearing a date later than that indicated on the proxy card or the date you voted by Internet or Telephone, but prior to the date of the Annual General Meeting, stating that the proxy is revoked; or

•	signing and delivering a subsequently dated proxy card prior to the vote at the Annual General Meeting.

You should send any written notice or new proxy card to Proxy Services, c/o Computershare Investor Services, PO Box 30202 College Station, TX 77842-9909, USA.

If you are a registered Shareholder you may request a new proxy card by calling Computershare at 1-866-490-6057 if calling from the United States, or 1-781-575-2780 from outside the United States, or you may also send a request via email to webqueries@computershare.com.

ANY SHAREHOLDER OWNING SHARES IN STREET NAME MAY CHANGE OR REVOKE PREVIOUSLY GIVEN VOTING INSTRUCTIONS BY CONTACTING THE BANK OR BROKERAGE FIRM HOLDING THE SHARES OR BY OBTAINING A LEGAL PROXY FROM SUCH BANK OR BROKERAGE FIRM AND VOTING IN PERSON AT THE ANNUAL GENERAL MEETING. YOUR LAST VOTE, PRIOR TO OR AT THE ANNUAL GENERAL MEETING, IS THE VOTE THAT WILL BE COUNTED.

Location of Annual General Meeting:

DOCUMENTS AVAILABLE FOR INSPECTION

The service contracts of the executive directors (or a memorandum of the terms where the contract is unwritten), the appointment letters of the non-executive directors (or a memorandum of the terms where the terms are unwritten) and the Incentive Plan will be available for inspection at the Company’s registered office during normal business hours and at the place of the Annual General Meeting from at least 15 minutes prior to the start of the meeting until the end of the Annual General Meeting.

By order of the Board,

Stephen Lebowitz

Company Secretary

3	June 2016

APPENDIX A

FORM OF SHAREHOLDER DEED OF RELEASE

THIS DEED POLL is made on [ ● ]

By FERROGLOBE PLC (registered number 9425113) whose registered office is at c/o Legalinx Ltd, One Fetter Lane, EC4A 1BR London, United Kingdom (the “Company”) in favour of the Shareholders on the Record Date.

WHEREAS:

A.	As explained in the Annual General Meeting notice addressed to the Shareholders of the Company dated 3 June 2016, the Board has become aware that the Company had insufficient distributable reserves to pay the March Dividend.

B.	The Company has been advised that, as a consequence of the March Dividend not having been paid in accordance with Companies Act, it may have claims against those Shareholders and former Shareholders who were recipients of the March Dividend.

C.	Pursuant to resolution 19 set out in the Annual General Meeting notice as duly passed by the Shareholders at the Annual General Meeting, the Company proposes to waive and release any and all claims which it has or may have in respect of the March Dividend against the Shareholders and former Shareholders on the Record Date and wishes to enter into this deed poll in favour of such Shareholders and former Shareholders in order to effect the same.

THIS DEED POLL WITNESSES as follows:

1. RELEASE

The Company unconditionally and irrevocably waives and releases each of the Shareholders and former Shareholders on the Record Date from any and all liability that any such Shareholder or former Shareholders has or may have to the Company and all claims and demands the Company has or may have against each of them in connection with the receipt by them of all or part of the March Dividend.

2. DEFINITIONS

Terms capitalised but not defined herein have the meanings given to them in the Annual General Meeting notice.

3. GOVERNING LAW

This deed poll is governed by English law. Any non-contractual obligations arising out of or in connection with this deed poll shall be governed and construed in accordance with English law.

APPENDIX B

FORM OF DIRECTOR DEED OF RELEASE

THIS DEED POLL is made on [ ● ]

By FERROGLOBE PLC (registered number 9425113) whose registered office is at c/o Legalinx Ltd, One Fetter Lane, EC4A 1BR London, United Kingdom (the “Company”) in favour of the directors on the Record Date.

WHEREAS:

A.	As explained in the Annual General Meeting notice addressed to the Shareholders of the Company dated 3 June 2016, the Board has become aware that the Company had insufficient distributable reserves to pay the March Dividend.

B.	The Company has been advised that, as a consequence of the March Dividend not having been paid in accordance with Companies Act, it may have claims against the directors on the Record Date.

C.	Pursuant to resolution 19 set out in the Annual General Meeting notice, as duly passed by the Shareholders at the Annual General Meeting on 29 June 2016, the Company proposes to waive and release any and all claims which it has or may have in respect of the March Dividend against the Board on the Record Date and wishes to enter into this deed poll in favour of the Board in order to effect the same.

THIS DEED POLL WITNESSES as follows:

1. RELEASE

The Company unconditionally and irrevocably waives and releases each of the directors on the Record Date from any and all liability that any such directors have or may have to the Company and all claims and demands the Company has or may have against each of them in connection with receipt by them of all or part of the March Dividend.

2. DEFINITIONS

Terms capitalised but not defined herein have the meanings given to them in the Annual General Meeting notice.

3. GOVERNING LAW

This deed poll is governed by English law. Any non-contractual obligations arising out of or in connection with this deed poll shall be governed and construed in accordance with English law.